Exhibit 99.3

Elong Power Holding Limited Announces First Half 2026 Financial Results

BEIJING, October 6, 2026 / Globe Newswire / - Elong Power Holding Limited (Elong Power, NASDAQ: ELPW, together with its subsidiaries and consolidated entities, the “Company”) today announced its unaudited financial results for the first half of fiscal year 2026 ended June 30, 2026 (the “First Half of 2026”). The Company has completed the divestment of its lithium battery manufacturing business, fully pivoted to an asset-light energy storage system integration business, and completed offerings with aggregate gross proceeds of approximately US$20 million, laying a solid funding foundation for its global energy storage market expansion.

First Half 2026 Financial and Operating Highlights

●	Net revenue was US$2.90 million for the first half of fiscal year 2026, representing a substantial increase of 14,977% from US$19,229 in the same period of the prior year. This growth was primarily attributable to the significant ramp-up in sales of our energy storage system integration equipment and supporting accessories business;

●	Gross profit was US$8,994 for the first half of fiscal year 2026, representing an increase of 368% from US$1,923 in the same period of the prior year; gross margin declined from 10.00% in the same period of the prior year to 0.3%, primarily due to the thin-margin operation of the energy storage system integration equipment and supporting accessories sales business in its early stage;

●	Net income was US$20.49 million for the first half of fiscal year 2026, compared with a net loss of US$2.66 million in the same period of the prior year. This result was driven by a one-time, non-operating gain of US$22.61 million on the disposal of the lithium battery manufacturing business;

●	Net loss from continuing operations (sales of energy storage system integration equipment and supporting accessories) was US$2.11 million for the first half of fiscal year 2026, widening from a net loss of US$1.42 million in the same period of the prior year;

●	Both basic and diluted earnings per share were US$411 for the first half of fiscal year 2026, compared with a loss per share of US$3,071 in the same period of the prior year. The per-share amounts give retroactive effect to the 1-for-45 reverse share split effected August 10, 2026, after period end.

Management Commentary

Elong Power’s management stated: “The first half of 2026 marked a significant change in the Company’s business. We completed the divestment of our lithium battery manufacturing business and recognized a non-operating disposal gain, thereby pivoting to an asset-light energy storage system integration business and concentrating resources on the research and development and market development of energy storage products. Meanwhile, the Company completed an approximately US$20 million public market financing during the first half of 2026, providing solid funding support for energy storage product research and development and market promotion, and laying the foundation for the Company’s global energy storage market expansion. We believe that our asset-light model focused on the energy storage integration business will help drive long-term, sustainable value creation for the Company.”

Business Progress and Operational Review

1. Asset Divestment and Strategic Transformation: In March 2026, the Company completed the divestment of its lithium battery manufacturing subsidiary, adopted an asset-light operating model, and focused on the energy storage system integration business, while retaining its research and development, sales and full-lifecycle service capabilities. The disposal gains recognized from the divestment provided the primary support for the turnaround to profitability in the current period.

2. Public Market Financing: The Company completed offerings with aggregated gross proceeds of approximately US$20 million during the first half of 2026, providing funding support for energy storage product research and development and market promotion, and facilitating its global energy storage market expansion.

3. Operating Results: Net revenues in the current period were derived almost entirely from the sales of energy storage system integration equipment and supporting accessories. This business was still in its early stage with an extremely low revenue base in the same period of the prior year. During the current period, the Company focused on expanding its customer base and securing orders for energy storage products, and sales volume increased significantly, driving revenue from US$19,229 to US$2.90 million. Meanwhile, the business is currently a thin-margin business with limited per-unit gross profit. As sales volume grew, the consolidated gross margin declined from 10.00% in the same period of the prior year to 0.3%, with gross profit of only US$8,994, which was insufficient to cover selling, administrative and other operating expenses, resulting in a net loss of US$2.11 million from continuing operations in the current period.

About Elong Power

Elong Power Holding Limited is an exempted company incorporated under the laws of the Cayman Islands. Adhering to its development strategy of “Asset-Light, R&D-Intensive, AI + Energy Storage, Global Scenario Layout”, the Company focuses on lithium battery energy storage system core business, with strategic layout covering overseas residential & commercial and industrial (C&I) energy storage, as well as grid-side energy storage in China. The Company is committed to delivering high-reliability, cost-effective and intelligent energy storage system solutions to global customers. Elong Power is chaired and led by Ms. Xiaodan Liu as Chief Executive Officer.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar expressions, and include statements regarding the Company’s business strategy, its transition to an energy storage system integration business, its global expansion, its use of financing proceeds and its future results of operations. Such statements involve risks and uncertainties, including, among others: the Company’s limited operating history in the energy storage business; its ability to achieve positive gross margins and profitability from continuing operations; its need for additional financing and its ability to continue as a going concern; customer and supplier concentration; competition; related-party transactions; maintaining its Nasdaq listing; PRC regulatory, economic and currency risks; and the other risks described under “Item 3. Key Information—D. Risk Factors” in the Company’s most recent Annual Report on Form 20-F and other SEC filings. Actual results may differ materially. Except as required by law, the Company undertakes no obligation to update any forward-looking statement.

Investor & Media Contact

Elong Power Investor Relations

Email: ir@elongpower.com

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	As of June 30	As of December 31
	2026	2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	5,939,950	443,591
Short-term investments	2,940,490	7,165,232
Accounts receivable	220,295	889,533
Amounts due from related parties	138,091	71,499
Prepaid expenses and other current assets	8,874,078	2,066,487
Current assets held for sale associated with discontinued operation of ELPW	-	1,240,751
Total current assets	18,112,904	11,877,093
Equity method investment	4,572,796
Property, plant and equipment, net	100,255	117,453
Right-of-use assets, net	59,074	71,751
Non-current assets held for sale associated with discontinued operation of ELPW	-	15,674,938
Total non-current assets	4,732,125	15,864,142
Total assets	22,845,029	27,741,235
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term loans-third parties	1,937,582	7,498,469
Short-term loans-related parties	4,679,224	2,030,366
Accounts payable	46,234	875,063
Amounts due to related parties	-	79,773
Contract liabilities	169,470	2,038,433
Accrued expenses and other current liabilities	842,508	1,812,778
Provision for product warranty, current	182,006	83,784
Lease liabilities, current	33,702	32,074
Current liabilities held for sale associated with discontinued operation of ELPW	-	11,436,442
Total current liabilities	7,890,726	25,887,182

Provision for product warranty, non-current	15,120	638
Lease liabilities, non-current	20,193	41,644
Non-current liabilities held for sale associated with discontinued operation of ELPW	-	24,555,631
Total non-current liabilities	35,313	24,597,913
Total liabilities	7,926,039	50,485,095
Class A Ordinary Shares, US$0.576 par value, 333,333,333 shares authorized, 1,065 shares issued and 769 outstanding as of December 31, 2025; 145,073* shares issued and 144,778 outstanding as of June 30, 2026;	83,392	443
Class B Ordinary Shares, US$0.576 par value, 83,333,333 shares authorized, 101 shares issued and outstanding as of December 31, 2025; 2,545 shares issued and outstanding as of June 30, 2026*	1,466	58
Treasury shares	(80)	(80)
Additional paid-in capital	67,725,796	51,070,354
Statutory Reserve	-	708,470
Accumulated deficit	(53,271,564)	(74,474,141)
Accumulated other comprehensive (loss) income	379,980	(48,964)
Total shareholders’ equity (deficit)	14,918,990	(22,743,860)
Total liabilities and shareholders’ equity (deficit)	22,845,029	27,741,235

*	Including 295 shares issued but not outstanding, consisting of 156 forfeited Earnout Shares pending cancellation and 139 shares held as treasury stock reserved for future issuance, as discussed in Note 17.
*	Giving retroactive effect to the 1-for-45 reverse share split effected on August 10, 2026.

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the six months ended June 30,
	2026	2025
	Unaudited	Unaudited

Revenues	$2,899,110	$19,229
Cost of revenues	(2,890,116)	(17,306)
GROSS PROFIT	8,994	1,923

OPERATING EXPENSES
Selling expenses	(505)	(19,985)
General and administrative expenses	(1,809,901)	(1,252,874)
TOTAL OPERATING EXPENSES	(1,810,406)	(1,272,859)

OPERATING LOSS	(1,801,412)	(1,270,936)

OTHER (EXPENSE) INCOME
Interest income	59,148	200
Interest expense	(206,698)	(22,899)
Foreign currency exchange losses, net	(255,926)	(128,947)
Share of profit from equity method investment	180	-
Fair value losses on short-term investments	(186,854)	-
Other income	281,267	-
TOTAL NON OPERATING EXPENSE, NET	(308,883)	(151,646)

LOSS BEFORE INCOME TAXES	(2,110,295)	(1,422,582)

INCOME TAX EXPENSE	-	-

NET LOSS FROM CONTINUING OPERATIONS	(2,110,295)	(1,422,582)

DISCONTINUED OPERATIONS:
Loss from discontinued operations	(2,002)	(1,232,895)
Gain on disposal of subsidiaries	22,606,404	-
NET INCOME(LOSS) FROM DISCONTINUED OPERATIONS	22,604,402	(1,232,895)

NET INCOME (LOSS)	$20,494,107	$(2,655,477)

Net income (loss) per share attributable to ordinary shareholders of the Company-Basic and Diluted *
Continuing operations	(42.36)	(1,645.40)
Discontinued operations	453.73	(1,426.00)
Total basic and diluted	$411.37	$(3,071.40)
WEIGHTED AVERAGE SHARES OUTSTANDING USED IN CALCULATING BASIC AND DILUTED LOSS PER SHARE
Class A and Class B Ordinary Shares	49,819	865

*	Giving retroactive effect to the 1-for-45 reverse share split effected on August 10, 2026.

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the six months ended June 30,
	2026	2025

Cash flows from operating activities
Net income (loss)	$20,494,107	$(2,655,477)
Provision for losses on accounts receivable	-	23,132
Provision of obsolete inventory	-	148,912
Depreciation and amortization expense	25,488	60,221
Interest on lease liabilities	1,323	3,678
Amortization of operating and finance right-of-use assets	14,883	820,287
Gain on disposals of property, plant and equipment	-	(66,138)
Gain from debt forgiveness	-	(7,218)
Provision (reversal) for warranty liability	108,876	(153,845)
Fair value losses on short-term investments	186,854	-
Share of profit from equity method investment	(180)	-
Gain on disposal of subsidiaries	(22,606,404)	-
Changes in operating assets and liabilities:
Accounts receivable	682,962	(276,816)
Inventories	-	(38,474)
Amounts due from related parties	(128,072)	-
Prepaid expenses and other current assets	(7,349,365)	(28,014)
Long term accounts receivable	-	99,183
Accounts and notes payable	(795,842)	50,904
Amounts due to related parties	-	140,972
Contract liabilities	(1,791,605)	150,313
Accrued expenses and other current liabilities	4,106,253	156,703
Product warranty liability	53,791	(38,229)
Lease liability	(53,895)	-
Net cash used in operating activities	(7,050,826)	(1,609,906)

Cash flows from investing activities
Purchase of property, plant and equipment	(5,128)	(62,254)
Proceeds from disposal of short term investments	2,045,400	-
Placement of short-term investments	(4,132,849)	-
Placement of equity method investment	(4,572,616)	-
Disposal of subsidiaries, net of cash disposed	(123,021)	-
Net cash used in investing activities	(6,788,214)	(62,254)

Cash flows from financing activities
Proceeds from borrowings from related parties	4,568,835	1,280,093
Repayment of borrowings to related parties	(873,231)	-
Proceeds from borrowings from third parties	1,289,909	322,045
Repayments of borrowings to third parties	(2,189,134)	(31,269)
Offering costs	(1,702,120)	-
Proceeds from issuance of common stock	18,328,919	-
Net cash provided by financing activities	19,423,178	1,570,869

Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(216,732)	(16,182)
Net increase in cash, cash equivalents and restricted cash	5,367,406	(117,473)
Cash and cash equivalents and restricted cash, beginning of period	572,544	318,001
Cash and cash equivalents and restricted cash, end of period	$5,939,950	200,528
Supplemental disclosure of cash flow information:
Issuance of Class B ordinary shares for Debt Settlement	48,600	-
Issuance of Class B to a shareholder	64,400	-
Short term investment Redemption Proceeds Applied to Offset Loans	6,289,040	-
Lease liabilities arising from obtaining right-of-use assets	-	311,871